Exhibit 8.1
List of Subsidiaries

Name	Place of Incorporation
Agria Group Limited	British Virgin Islands
China Victory International Holdings Limited	Hong Kong
Agria Asia Investments Limited	British Virgin Islands
Agria (Singapore) Pte. Ltd.	Singapore
Aero Biotech Science & Technology Co., Ltd.	PRC
Agria Brother Biotech (Shenzhen) Co., Ltd.	PRC
Agria Biotech Overseas Limited	Hong Kong
PGG Wrightson Group Ltd.	New Zealand
Agria Corporation (New Zealand) Ltd.	New Zealand
Consolidated Affiliated Entity of the Registrant

Name	Place of Incorporation
Shenzhen Guanli Agricultural Technology Co., Ltd.	PRC
Shenzhen Agria Agricultural Co., Ltd.	PRC
Shenzhen Zhongyuan Agriculture Co., Ltd.	PRC
Beijing Nong Ke Yu Seeds International Co., Ltd.	PRC
Tianjin Beiao Seed Technology Development Co., Ltd.	PRC
Wuwei NKY Seeds Co., Ltd.	PRC
Agria Asia International Limited	Hong Kong
Agria HongKong Limited	Hong Kong